Shareholder Update

Annual Meeting Results
An annual meeting of the funds shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The funds preferred and common shareholders, voting as a single class, voted to decrease the size of the board of directors from nine members to eight members. The following votes were cast regarding this matter:

Shares         Shares			      Broker
Voted For	   Voted Against	Abstentions Non-Votes

5,542,266      27,561		79,272      -



(2) The funds preferred shareholders elected the following directors:

                     Shares     Shares Withholding
                     Voted For  Authority to Vote

Roger A. Gibson	   1,382      6
Leonard W. Kedrowski 1,382	  6


(3) The funds preferred and common shareholders, voting as a single class, elected the following directors:

                      Shares 	     Shares Withholding
                     Voted For     Authority to Vote

Robert J. Dayton		5,574,722         74,377
Andrew M. Hunter III    5,574,322		74,377
John M. Murphy, Jr.	5,574,722		74,377
Robert L. Spies	      5,570,814		74,378
Joseph D. Strauss		5,574,372		74,377
Virginia L. Stringer	5,574,721		74,378


(4) The funds preferred and common shareholders, voting as a single class ratifited the selection by the funds Board of Directors of Ernst & Young LLP as the independent public accountants for the fund for the fiscal year ending January 31, 2001. The following votes were cast regarding this matter:

Shares Voted   Shares Voted	            Broker
For		   Against	     Abstentions	Non-Votes
5,586,340	   5,232         57,528	       -


Terms and Conditions of the Dividend Reinvestment
Plan
As a shareholder, you may choose to participate in the Dividend Reinvestment Plan. Its a convenient and economical way to buy additional shares of the fund by automatically reinvesting dividends and capital gains. The plan is administered by EquiServe, the plan agent.

Eligibility/Participation
You may join the plan at any time. Reinvestment of distributions will begin with the next distribution paid, provided your request is received at least 10 days before the record date for that distribution.

If your shares are in certificate form, you may join the plan directly and have your distributions reinvested in additional shares of the fund. To enroll in this plan, call EquiServe at 1-800-543-
1627. If your shares are registered in your brokerage firm's name or another name, ask the holder of your shares how you may participate.

Banks, brokers or nominees, on behalf of their beneficial owners who wish to reinvest dividend and capital gains distributions, may participate in the plan by informing EquiServe at least 10 days before the next dividend and/or capital gains distribution.

Plan Administration
Beginning no more than five business days before the dividend payment date, EquiServe will buy shares of the fund on the fund's primary exchange or elsewhere on the open market.

The fund will not issue any new shares in connection with the plan. All reinvestments will be at a market price plus a pro rata share of any brokerage commissions, which may be more or less than the funds net asset value per share. The number of shares allocated to you is determined by dividing the amount of the dividend or distribution by the applicable price per share.

There is no direct charge for reinvestment of dividends and capital gains, since EquiServe fees are paid for by the fund. However, each participant pays a pro rata portion of the brokerage commissions.
Brokerage charges are expected to be lower than those for individual transactions because shares are purchased for all participants in blocks. As long as you continue to participate in the plan, distributions paid on the shares in your account will be reinvested.

EquiServe maintains accounts for plan participants holding shares in certificate form and will furnish written confirmation of all transactions, including information you need for tax records. Reinvested shares in your account will be held by EquiServe in noncertificated form in your name.

Tax Information
Distributions invested in additional shares of the fund are subject to income tax, to the same extent as if received in cash. Shareholders, as required by the Internal Revenue Service, will receive Form 1099 regarding the federal tax status of the prior year's distributions.

Plan Withdrawal
If you hold your shares in certificate form, you may terminate your participation in the plan at any time by giving written notice to EquiServe. If your shares are registered in your brokerage firm's name, you may terminate your participation via verbal or written instructions to your investment professional.
Written instructions should include your name and address as they appear on the certificate or account.

If notice is received at least 10 days before the record date, all future distributions will be paid directly to the shareholder of record.

If your shares are issued in certificate form and you discontinue your participation in the plan, you (or your nominee) will receive an additional certificate for all full shares and a check for any fractional shares in your account.

Plan Amendment/Termination
The fund reserves the right to amend or terminate the plan. Should the plan be amended or terminated, participants will be notified in writing at least 90 days before the record date for such dividend or distribution. The plan may also be amended or terminated by EquiServe with at least 90 days written notice to participants in the plan.

Any questions about the plan should be directed to your investment professional or to EquiServe LP, P.O.
Box 8218, Boston, Massachusetts, 02266, 1-800-543-
1627.